UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ONE HORIZON GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class Securities)

68235H 205
(CUSIP Number)

10, Mila
1874 Champery, Switzerland
+44 7973 802488
+852 6337 8555

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235H 106	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Brian White
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of	7. Sole Voting Power 5,744,011
Shares Beneficially
Owned	8. Shared Voting Power
by Each
Reporting	9. Sole Dispositive Power 5,744,011
Person With
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,744,011
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
13..	Percent of Class Represented by Amount in Row (11) 17.45%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68235H 106	Page 3 of 4 Pages
Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., formerly Intelligent Communication Enterprise Corp., a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at Weststrasse 1, Baar CH6340, Switzerland.

Item 2.	Identity and Background

Item 2 is amended as follows:

Mr. White’s address is 10, Mila, 1874 Champery,  Switzerland.

Item 4.	Purpose of Transaction

Item 4 is amended as follows:

On February 9, 2015, Mr. White sold 244,000 shares of Common Stock, including 100,000 shares for $250,000, $2.50 per share, 44,000 shares for $92,400, or $2.10 per share, and 100,000 shares for $190,000, or $1.90 per share.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) Mr. White owns beneficially 5,744,011shares of Common Stock, constituting approximately 17.45% of shares outstanding based on 32,921,533 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2014.

(b) Mr. White has sole power to vote and to dispose of the 5,744,011shares of Common Stock owned by him.

(c) Mr. White has engaged in the following transactions in the past 60 days:

On February 9, 2015, Mr. White sold 244,000 shares of Common Stock, including 100,000 shares for $250,000, $2.50 per share, 44,000 shares for $92,400, or $2.10 per share, and 100,000 shares for $190,000, or $1.90 per share.
On February 5, 2015, Mr. White sold 81,000 shares of Common Stock in an open market transaction for $129,600, $or $1.60 per share. Mr. White has not effected any other transactions in Common Stock during the past sixty days.

CUSIP No. 68235H 106	Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	By:	/s/ Mark White
Mark White
Title